Exhibit 99.1

1st August, 2024

Standard Lithium Announces Leadership Transition For Strategic Growth and Next Steps in Value Creation

POSITIONING STANDARD LITHIUM FOR NEXT PHASE OF CORPORATE GROWTH

1st August 2024, Vancouver, British Columbia – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today announced a leadership transition that aligns with the Company's growth strategy and next steps in value creation.

Effective September 1, 2024, Robert Mintak will retire as Chief Executive Officer and remain engaged as an advisor through August 2025. David Park will assume the position of Chief Executive Officer effective September 1, 2024.

Over the past year, David Park has been actively engaged with Standard Lithium as a strategic advisor, working closely with the senior management team. His deep understanding of the Company's vision and strategic goals, coupled with his respected position within the organization, has made him a key contributor to the Company’s recent successes. Mr. Park has been involved extensively across corporate, project, and strategic developments, ensuring alignment and effective execution of initiatives, including helping to secure Equinor ASA (“Equinor”) as a strategic partner.

Prior to his advisory role, Mr. Park served as President of Koch Strategic Platforms (“KSP”), the division of Koch Industries which invested in Standard Lithium in 2021. Before that, Mr. Park served as Senior Vice President, Strategy and Business Development of Georgia-Pacific, LLC, a subsidiary of Koch Industries, and held other significant roles at Koch, including President of TrueNorth Energy and Koch Exploration, and CFO of Koch’s Canadian exploration and production, pipeline, and energy trading business.

Mr. Park began his career at Koch in its business development group, after serving as an International Business Development Specialist at Atomic Energy of Canada Ltd. Throughout his career, he has successfully completed more senior and complex roles, focussed on delivering outstanding corporate growth, underscoring his ability to drive success and generate significant value for Standard Lithium.

The appointment of Mr. Park as the next CEO is the culmination of a thorough succession planning process by the Company’s Board of Directors, which looked to bring in a candidate who could lead Standard Lithium in its next phase of growth and value creation for shareholders. This transition comes at a pivotal time, coinciding with the recent partnership with Equinor, which has significantly strengthened the Company’s position and set the stage for accelerated progress and innovation.

During his more than seven years as CEO, Robert Mintak has been instrumental in establishing Standard Lithium as a leader in the lithium sector. During his tenure, the Company developed key strategic partnerships and secured significant investments, including those with LANXESS, Tetra Technologies, Koch Industries and Equinor. These collaborations have advanced the Company’s projects and positioned Standard Lithium for success.

Robert Cross, Chairman of the Board said, "Robert was a co-founder of the Company and his leadership and commitment has been critical in our evolution from a startup to where we are today. In addition to the strategic relationships the Company garnered during his tenure, Robert was very focussed on fostering strong relationships with community and state leaders, generating substantial support for our projects in Arkansas and Texas. This collaborative approach has distinguished Standard Lithium within the resource sector. The Board is grateful for Robert’s accomplishments and unwavering commitment to building a foundation for our next phase of growth.”

Reflecting on his tenure, Robert Mintak commented, "It has been an incredible journey leading Standard Lithium and working with our talented team. I'm proud of what we've accomplished, particularly our strong partnerships and meaningful community engagement. As an active advisor, I will continue working with David, Andy and the team to advance our projects and maintain our efforts in generating shareholder value. I am confident that David is well-equipped to take the Company forward into its next chapter of growth and value creation."

Dr. Andy Robinson, President & COO, stated, "Robert and I started this Company together seven years ago with a shared vision for Standard Lithium. His focus on strong partnerships, deep industry relationships and community engagement has been a cornerstone of our success. We are entering the next phase of the Company’s growth plans as we move towards commercial development, and the entire team looks forward to accelerating this momentum with David's leadership and we are all excited for the future opportunities that lie ahead."

David Park added, “I’m excited to have the opportunity to help build on the solid foundations Robert and Andy have laid, and work in close partnership with Equinor, Koch, Andy and the rest of the Standard Lithium team to drive the strategic direction and execution of our low cost, environmentally friendly, domestic lithium projects in support of the growing American energy storage and electric vehicle industries.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focussed in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas Project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A Project in partnership with LANXESS, a brownfield development project located in southern Arkansas. Standard Lithium operates the only commercial-scale, continuously operating DLE Demonstration facility in North America. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Chris Lang

Director of Finance

+1 604 409 8154

c.lang@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timeline, accuracy of mineral or resource exploration activity, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.